MTU Aero Engines

RECEIVED

2007 APR -3 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

07022113

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 16.03.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the supervisory board, dated February 1, 2007

b) Notification about an examination of the Company's 2005 financial statements by the German Financial Reporting Enforcement (FREP), dated January 19, 2007

c) 2 notifications about a 2.75%, 165 million Euro, 5 year Convertible Bond Offering

d) Notification about the decision of the Company's CEO Mr Udo Stark not to extend his contract

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

MTU Aero Engines

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Mitteilung über Geschäfte von
Führungspersonen nach § 15a WpHG
Per Fax an BaFin (0228/4108-62963) und den Emittenten

ID 1438

1. Angaben zum Mitteilungspflichtigen

Name, Vorname bzw. Firma
G1374 KKR (Cayman) Limited Trust Plan

Geburtsdatum

Geburtsort

Anschrift
c/o Royal Bank of Canada Trust Company (Cayman) Limited; Royal Bank Building;

Ansprechpartner/Rufnummer
Anna de Balieul / 0044 (0)1481-744 140

---

2. Grund der Mitteilungspflicht

2c) juristische Person, Gesellschaft oder Einrichtung in enger Beziehung:

Beziehung: zu einer Person mit Führungsaufgaben [x]
zu einer natürlichen Person in enger Beziehung [ ]

2e) Person mit Führungsaufgaben, welche die Mittelungspflicht auslöst:

Name, Vorname:
Huth,Johannes

Geburtsdatum:
27/05/1960

Funktion:

Mitglied geschäftsführendes Organ	Mitglied Verwaltungs- oder Aufsichtsorgan	Persönlich haftender Gesellschafter
[ ]	[x]	[ ]

---

3. Veröffentlichungspflichtiger Emittent:

Name und Anschrift:
MTU Aero Engines Holding AG
Dachauer Straße 665, 80995, München, Deutschland

Angaben zur Transaktion:

Bezeichnung des Finanzinstrumentes:

ISIN des Finanzinstrumentes
DE000A0D9PT0

Bezeichnung des Finanzinstrumentes
MTU Aero Engines Holding AG Namens-Aktien

Geschäftsart
Verkauf

Datum
01.02.2007

Ort
Xetra

Preis
40,75

Währung
EUR

Stückzahl
20000

Geschäftsvolumen
815000

Zu veröffentlichende Erläuterung:

Ende der Mitteilung - Ein Service der EquityStory AG und DGAP mbH

Der Verfasser dieser Meldung hat sich wie folgt im System registriert:
Name: Petra Ferino
E-Mail: petra.ferino@muc.mtu.de

Angaben zum Mitteilungspflichtigen (Zuordnungshilfe bei 2. Faxseite)
Name, Vorname bzw. Firma Datum: 00.00.0000
G1374 KKR (Cayman) Limited Trust Plan
c/o Royal Bank of Canada Trust Company (Cayman) Limited; Royal Bank Building;

Notification concerning transactions by
persons performing managerial responsibilities
pursuant to section 15a of the WpHG
By fax to BaFin (+49[0]228/4108-62963) and the issuer

ID 1438

1. Details of the person subject to the disclosure requirement

SURNAME, forename or company name — Date of birth
G1374 KKR (Cayman) Limited Trust Plan

Place of birth

Address
c/o Royal Bank of Canada Trust Company (Cayman) Limited; Royal Bank Building;

Name of contact/telephone number
Anna de Balieul / 0044 (0)1481-744 140

---

2. Reason for the disclosure requirement

2c) Legal person, company or institution closely associated:

Relationship: To a person performing managerial responsibilities [x]
To a natural person with a close relationship [ ]

2e) Person performing managerial responsibilities, triggering the disclosure req

SURNAME, forename,: — Date of birth:
Huth,Johannes — 27/05/1960

Position:

Member of a managing body	Member of an administrative or supervisory body	Personally liable partner
[ ]	[x]	[ ]

---

3. Issuer subject to the publication requirement:

Name and Address :
MTU Aero Engines Holding AG
Dachauer Straße 665, 80995, München, Deutschland

Details of the transaction:

Description of the financial instrument (FI):

ISIN of the FI DE000A0D9PTO	Description of the FI MTU Aero Engines Holding AG Ordinary Shar	
Type of transaction Sale	Date 01.02.2007	Place Xetra
Price 40.75	Currency EUR	No of items 20000
Total amount traded 815000		

Explanation for publication:

End of message - A service of EquityStory AG and DGAP mbH

The author of this message has registered himself in the system with the following information:
Name: Petra Ferino
E-Mail: petra.ferino@muc.mtu.de

Details of the person subject to the disclosure requirement (For the 2nd Fax p
SURNAME, forename or company name Date: 00.00.0000
G1374 KKR (Cayman) Limited Trust Plan
c/o Royal Bank of Canada Trust Company (Cayman) Limited; Royal Bank Building;

MTU Aero Engines

FREP examination of MTU Aero Engines consolidated financial statements

- **Accounting treatment of program assets will be changed to gross recognition**
- **No cash impact, no impact on MTU's revenue, earnings and cashflow forecasts**
- **MTU accepts results of examination**

Munich - The German Financial Reporting Enforcement Panel (FREP), which examines the financial statements of the majority of newly listed companies in Germany, has completed its examination of MTU Aero Engines Holding AG's consolidated financial statements for the financial year 2005, pursuant to Section 342b (2) sentence 3 no. 3 of the German Commercial Code (random sample examinations). MTU has agreed to accept the results of this examination, following which the Federal Financial Supervisory Authority (BaFin) has ordered their publication.

The result of the examination includes the interpretation of an accounting rule concerning the purchase price allocation for three commercial aero engine programs relating to the acquisition by KKR in 2004. Concerning the accounting of program assets, the FREP is of the opinion that the obligations of €247.4 million, which were attributed directly to these programs on December 31, 2005 in conjunction with purchase price accounting, should be accounted for as liabilities separately from program assets in the balance sheet. This leads to an increase in both total assets and total equity and liabilities; the equity ratio remains almost unchanged. The effect of the change on group earnings for 2005 is not significant: the change in amortization expenses (+ €21.4 million) is almost entirely offset by the change in provisions (-€21.3 million). Group earnings before tax are reduced by €0.1 million to €58.6 million. This restatement has no impact on MTU's adjusted EBITDA or cashflow. In compliance with IFRS practice, the FREP's finding will be incorporated in the 2006 consolidated financial statements by means of a retrospective correction to the figures for the financial year 2005. The restatement has no impact on the revenue, earnings and cashflow forecasts for the financial years 2006 and 2007.

Munich-based MTU Aero Engines is the leading German manufacturer of aircraft engines. Together with its affiliates, the company maintains a presence in all essential markets and regions. MTU has close working ties with the world's major aero engine manufacturers - General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the trusted systems partner for almost all airborne units of the German Armed Forces, and an important partner in all major military aero engine programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines in terms of revenue.

Munich, 19 January 2007

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: ++ 49 89 14 89-91 13
Fax: ++ 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Tel.: ++49 89 14 89-43 32
Fax: ++49 89 14 89-87 57

MTU Aero Engines

Contact for investors and analysts:
Inka Koljonen
Head of Investor Relations
Tel.: ++ 49 89 14 89-83 13
Fax: ++ 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Tel.: ++ 49 89 14 89-39 11
Fax: ++ 49 89 14 89-9 93 54

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, competition from other companies in MTU Aero Engines' industry and MTU Aero Engines' ability to retain or increase its market share, the cyclicality of the airline industry, risks related to MTU Aero Engines' participation in consortia and risk and revenue sharing agreements for new aero engine programs, risks associated with the capital markets, currency exchange rate fluctuations, regulations affecting MTU Aero Engines' business and MTU Aero Engines' ability to respond to changes in the regulatory environment, and other factors. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

MTU Aero Engines assumes no obligation to update any forward-looking statement.

Der Ausgabepreis, der Ausgabeaufschlag je Zertifikat, die Barriere und der Bonuskurs werden, basierend auf dem offiziellen Schlusskurs des Referenzindex vom 22.01.2007, wie folgt festgesetzt:

Ausgabepreis in EUR	Ausgabeaufschlag in EUR	Barriere in Indexpunkten	Bonuskurs in Indexpunkten
41,41	0,83	2691,40	5548,42

Das Emissionsvolumen beträgt 1.000.000 Zertifikate.

Frankfurt am Main und Paris, 23. Januar 2007

Emittentin
BNP Paribas Emissions- und Handelsgesellschaft mbH

Anbieterin
BNP PARIBAS ARBITRAGE S.N.C.

MTU Aero Engines Holding AG

München

Veröffentlichung nach § 37q Abs. 2 WpHG

Die Deutsche Prüfstelle für Rechnungslegung (DPR) hat den Konzernabschluss zum Abschlussstichtag 31.12.2005 und den Konzernlagebericht für das Geschäftsjahr 2005 der MTU Aero Engines Holding AG, München, einer Prüfung nach § 342b Abs. 2 Satz 3 Nr. 3 HGB unterzogen. Dabei handelte es sich um keine Vollprüfung, die Prüfung beschränkte sich vielmehr auf ausgewählte Prüffelder. Folgende Fehler hat die DPR festgestellt:

1. Im Rahmen der Kaufpreisallokation zum 1.1.2004 wurden Programmwerte aus Partnership-Verträgen für laufende Triebwerksprogramme identifiziert. Es handelt sich um Programmwerte mit positiven (670,3 Mio. €) und negativen Werten (292,8 Mio. €). Im Rahmen der Bilanzierung wurden diese saldiert und als immaterielle Vermögenswerte in Höhe von insgesamt 377,5 Mio. € aktiviert. Die Programmwerte sind einzeln zu bewerten und unsaldiert auszuweisen. Positive Programmwerte sind als immaterielle Vermögenswerte, negative Programmwerte als Rückstellungen zu bilanzieren. Zum 31.12.2005 sind die als immaterielle Vermögenswerte bilanzierten Programmwerte daher um 246,9 Mio. € zu erhöhen.

2. Die Höhe der Abschreibungen auf die Programmwerte (3,9 Mio. €) wurde ermittelt aus den planmäßigen Abschreibungen auf die positiven Programmwerte saldiert mit einer planmäßigen Auflösung der negativen Programmwerte. Eine solche Saldierung ist nicht zulässig, die Abschreibungen bemessen sich allein nach den positiven Programmwerten und sind daher im Geschäftsjahr 2005 um 21,4 Mio. € zu niedrig.

3. Für die negativen Programmwerte ist im Rahmen der Kaufpreisallokation zum 1.1.2004 eine Rückstellung in Höhe des hierfür ermittelten Betrags zu bilden. An den folgenden Bilanzstichtagen ist diese Rückstellung nicht linear, sondern unter Berücksichtigung der zwischenzeitlichen Inanspruchnahme zu bewerten. Die Inanspruchnahme im Geschäftsjahr 2005 beläuft sich auf 21,3 Mio. €; die Höhe der Rückstellung zum 31.12.2005 beträgt 247,4 Mio. €.

Die Ergebnisauswirkungen aus Punkt 2. und 3. gleichen sich im Geschäftsjahr 2005 bis auf einen Spitzenbetrag von 0,1 Mio. € weitgehend aus.

München, im Januar 2007

MTU Aero Engines Holding AG
Der Vorstand

MTU Aero Engines

MTU Aero Engines

Press Release

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

MTU Aero Engines Holding AG prices convertible bond offering

- **Coupon of 2.75%, conversion price set at €49.50**
- **Issue volume of €165 million, 5 year maturity**

Munich – MTU Aero Engines Holding AG ("MTU") announces the pricing of its offering (the "Offering") to institutional investors only of €165 million senior unsecured convertible bonds (the "Bonds"), including the immediate exercise of the increase option.

The Bonds (denomination €100,000) will have a maturity of 5 years and a coupon of 2.75%. The conversion price has been set at €49.50, which represents a premium of approximately 35 per cent above the reference price and approximately 136 per cent to the IPO price.

Deutsche Bank AG is acting as sole bookrunner and lead manager for the Offering. Commerzbank AG and UniCredit Markets & Investment Banking (Bayerische Hypo- und Vereinsbank AG) are acting as co-lead managers.

MTU has granted the lead manager a greenshoe option of up to €15 million (10%) to cover over-allotments (if any) exercisable until the settlement date. The issue size can therefore reach up to €180 million which, based on the conversion price, could result in up to approximately 3.6 million shares underlying the bond at the outset.

In connection with the offering of the Bonds, Deutsche Bank AG (the "Stabilising Manager") or any person acting on behalf of the Stabilising Manager, may over-allot and effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action shall begin on or after the date on which adequate public disclosure of the final terms of the offer of the Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after settlement and 60 days after the allotment of the Bonds.
FSA / Stabilisation

Munich-based MTU Aero Engines is the leading German manufacturer of aircraft engines. Together with its affiliates, the company maintains a presence in all essential markets and regions. MTU has close working ties with the world's

MTU Aero Engines Holding AG
Corporate Communications
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

MTU Aero Engines

major aero engine manufacturers - General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the trusted systems partner for almost all airborne units of the German Armed Forces, and an important partner in all major military aero engine programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines in terms of revenue.

Munich, January 23, 2007

Your contacts:

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: ++ 49 89 14 89-91 13
Fax: ++ 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Tel.: ++49 89 14 89-43 32
Fax: ++49 89 14 89-87 57

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Tel.: ++ 49 89 14 89-83 13
Fax: ++ 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Tel.: ++ 49 89 14 89-39 11
Fax: ++ 49 89 14 899 9354

NOT FOR DISTRIBUTION OR RELEASEIN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), AUSTRALIA, CANADA OR JAPAN; OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

MTU Aero Engines Holding AG setzt Preis der Wandelanleihe fest

- **Kupon von 2,75%, Wandlungspreis auf 49,50 Euro festgesetzt**
- **Emissionsvolumen von 165 Mio. Euro bei 5 Jahren Laufzeit**

München - Die MTU Aero Engines Holding AG ("MTU") gibt die Preisfestsetzung einer unbesicherten Wandelanleihe ("die Anleihe") im Volumen von 165 Mio. Euro einschließlich der unmittelbaren Ausübung der Erhöhungsoption, ausschließlich an institutionelle Investoren („das Angebot") bekannt.

Die Anleihe (eingeteilt in Teilschuldverschreibungen mit einem Nennwert von jeweils 100.000 Euro) besitzt eine Laufzeit von 5 Jahren und einen Kupon von 2,75%. Der Wandlungspreis wurde auf 49,50 Euro festgesetzt. Dies entspricht einer Prämie über dem Referenzpreis von ca. 35% und ca. 136% zum IPO-Preis.

Die Deutsche Bank AG führt das Angebot als alleiniger Bookrunner und Lead Manager durch. Commerzbank AG und UniCredit Markets & Investment Banking (Bayerische Hypo- und Vereinsbank AG) sind Co-Lead Managers.

Die MTU hat dem Lead Manager das Recht zur Ausübung einer Mehrzuteilungsoption von bis zu 15 Mio. Euro (10%) eingeräumt, die bis zum Ausgabetag ausgeübt werden kann, um eventuelle Mehrzuteilungen abdecken zu können. Das Emissionsvolumen kann somit bis zu 180 Mio. Euro betragen, welches auf Basis des Wandlungspreises einer anfänglichen Anzahl von bis zu ca. 3,6 Mio. der Anleihe zugrundeliegenden Aktien entspricht.

In Verbindung mit dem Angebot kann die Deutsche Bank AG („Stabilisierungsmanager") oder eine andere im Auftrag des Stabilisierungsmanagers handelnde Person Mehrzuteilungen und Transaktionen vornehmen, um den Marktpreis der Anleihe auf einem höheren Niveau als dem sich sonst am Markt ergebenden Preis zu stabilisieren. Es gibt jedoch keine Gewähr dafür, dass der Stabilisierungsmanager (oder eine andere in seinem Auftrag handelnde Person) Stabilisierungsmaßnahmen durchführt. Stabilisierungsmaßnahmen können ab dem Tag der Veröffentlichung der endgültigen Konditionen der Anleihe durchgeführt und jederzeit, jedoch bis spätestens 30 Tage nach dem Ausgabetag oder 60 Tage nach Zuteilung der Anleihe, beendet werden, je nach dem welcher dieser Zeitpunkte zuerst eintritt.
FSA / Stabilisation

MTU Aero Engines Holding AG
Corporate Communications
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

MTU Aero Engines

Die MTU Aero Engines mit Sitz in München ist Deutschlands führender Triebwerkshersteller. Mit ihren Tochterunternehmen ist sie in allen wichtigen Märkten und Regionen vertreten. Die MTU arbeitet eng mit den größten Triebwerksherstellern der Welt - General Electric, Pratt & Whitney und Rolls-Royce - zusammen. Im militärischen Bereich ist das Unternehmen der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr und wichtiger Partner bedeutender militärischer Triebwerksprogramme in Europa. Gemessen am Umsatz ist das Unternehmen weltweit der größte unabhängige Dienstleister für die Instandhaltung ziviler Luftfahrtantriebe.

München, den 23. Januar 2007

Ansprechpartner für Medienvertreter:

Eckhard Zanger
Leiter Unternehmenskommunikation
und Investor Relations
Tel.: ++ 49 89 14 89-91 13
Fax: ++ 49 89 14 89-21 72

Eva Simon
Pressesprecherin Finanzen
Tel.: ++49 89 14 89-43 32
Fax: ++49 89 14 89-87 57

Ansprechparter für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel.: ++ 49 89 14 89-83 13
Fax: ++ 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Tel.: ++ 49 89 14 89-39 11
Fax: ++ 49 89 14 89-9 93 54

MTU Aero Engines

Press Release

RECEIVED

2007 APR -3 A 9:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

MTU Aero Engines Holding AG launches convertible bond offering

- **Issue volume of approximately €150 million, 5 year maturity**
- **MTU lowers its financing costs through redemption of outstanding MTU 2014 bonds**

Munich - MTU Aero Engines Holding AG ("MTU"), Germany's leading engine manufacturer and ranking among the global players in the industry, announces today that it has launched an offering (the "Offering") to institutional investors only of approximately €150 million senior unsecured convertible bonds (the "Bonds") through MTU Aero Engines Finance B.V., a wholly-owned Dutch finance subsidiary of MTU. The Bonds will be guaranteed by MTU and will be convertible into existing or new shares of MTU.

The Bonds (denomination €100,000) will have a maturity of 5 years and will be issued with a coupon of 2.75% to 3.25% and a conversion premium of 30% to 35%. The coupon and conversion premium will be set at final pricing. The Bonds cannot be called by the Issuer for the first three years, and are callable thereafter subject to a 130% trigger. The final terms of the Bonds are expected to be announced later today through a separate press release.

The net proceeds of the Offering will be used to finance an early redemption of all of MTU's 8.25% bonds due 2014, of which €165 million remain outstanding. Reiner Winkler, MTU's Chief Financial Officer, said: "MTU is taking advantage of favourable market conditions and strong demand for convertible bonds to lower its average financing cost, further diversify its investor base and financing sources and increase its financial flexibility."

Deutsche Bank AG is acting as sole bookrunner and lead manager for the Offering.

The base Offering size is €150 million. The Offering size may be increased by up to €15 million (10%). Additionally, MTU has granted the lead manager a greenshoe option of up to €15 million (10%) to cover over-allotments (if any) exercisable until the settlement date. The issue size can therefore reach up to €180 million which, based on yesterday's closing price and the range set for the conversion premium, could result in up to approximately 3.7 million shares underlying the bond at the outset. Settlement of the Bonds is expected on or about 1 February 2007.

MTU Aero Engines Holding AG
Corporate Communications
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

MTU Aero Engines

MTU will apply for the admission of the Bonds to trading on the Luxembourg Stock Exchange's Euro MTF Market. Listing is expected to occur on or prior to 30 April 2007.

In connection with the offering of the Bonds, Deutsche Bank AG (the "Stabilising Manager") or any person acting on behalf of the Stabilising Manager, may over-allot and effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action shall begin on or after the date on which adequate public disclosure of the final terms of the offer of the Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after settlement and 60 days after the allotment of the Bonds.
FSA / Stabilisation

Munich-based MTU Aero Engines is the leading German manufacturer of aircraft engines. Together with its affiliates, the company maintains a presence in all essential markets and regions. MTU has close working ties with the world's major aero engine manufacturers - General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the trusted systems partner for almost all airborne units of the German Armed Forces, and an important partner in all major military aero engine programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines in terms of revenue.

Munich, January 23, 2007

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: ++ 49 89 14 89-91 13
Fax: ++ 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Tel.: ++49 89 14 89-43 32
Fax: ++49 89 14 89-87 57

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Tel.: ++ 49 89 14 89-83 13
Fax: ++ 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Tel.: ++ 49 89 14 89-39 11
Fax: ++ 49 89 14 899 9354

press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Italy has only partially implemented the Prospectus Directive and, accordingly, the provisions of the Prospectus Directive shall apply with respect to Italy only to the extent to which the relevant provisions of the Prospectus Directive have already been implemented in Italy. The Bonds may not be placed, sold or offered to individuals resident in Italy in the primary or in the secondary market. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of MTU) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the notes is being made in the United States.

This press release is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), CANADA, AUSTRALIA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

MTU Aero Engines Holding AG begibt Wandelanleihe

- **Emissionsvolumen von ca. 150 Mio. Euro bei 5 Jahren Laufzeit**
- **MTU reduziert Finanzierungskosten durch Ablösung der ausstehenden MTU Anleihe mit Laufzeit bis 2014**

München - Die MTU Aero Engines Holding AG ("MTU"), Deutschlands führender Triebwerkshersteller mit globaler Präsenz, gibt heute die Begebung einer unbesicherten Wandelanleihe ("die Anleihe") im Volumen von ungefähr 150 Mio. Euro ausschließlich an institutionelle Investoren („das Angebot") durch die MTU Aero Engines Finance B.V., eine 100%ige niederländische Tochtergesellschaft der MTU, bekannt. Die Anleihe wird durch die MTU garantiert und ist in existierende oder neue MTU-Aktien wandelbar.

Die Anleihe (eingeteilt in Teilschuldverschreibungen mit einem Nennwert von jeweils 100.000 Euro) besitzt eine Laufzeit von 5 Jahren und wird mit einem Kupon von 2,75% bis 3,25% sowie einer Wandlungsprämie von 30% bis 35% ausgegeben. Der Kupon und die Wandlungsprämie werden im Rahmen der endgültigen Preisfestsetzung bestimmt. Die Anleihe kann in den ersten drei Jahren nicht vom Emittenten vorzeitig gekündigt werden, danach besteht eine Kündigungsmöglichkeit, sofern der Börsenkurs der MTU-Aktien 130% des Wandlungspreises übersteigt.

Die Nettoerlöse aus dem Angebot werden zur vorzeitigen Ablösung der 8,25%-Anleihe der MTU mit Fälligkeit 2014 und ausstehendem Volumen von 165 Mio. Euro eingesetzt. „Die MTU nutzt das gegenwärtig gute Kapitalmarktumfeld und die starke Nachfrage nach Wandelanleihen", sagte MTU-Finanzvorstand Reiner Winkler. „Mit der Wandelanleihe wollen wir unsere durchschnittlichen Finanzierungskosten reduzieren und unsere Finanzierungsquellen erweitern. Damit verbessern wir unsere finanzielle Flexibilität und vergrößern gleichzeitig unseren Investorenkreis."

Die Deutsche Bank AG führt das Angebot als alleiniger Bookrunner and Lead Manager durch.

Das Emissionsvolumen beträgt zunächst 150 Mio. Euro. Das Volumen kann um bis zu 15 Mio. Euro (10%) erhöht werden. Zusätzlich hat die MTU dem Lead Manager das Recht zur Ausübung einer Mehrzuteilungsoption von bis zu 15 Mio. Euro eingeräumt, die bis zum Ausgabetag ausgeübt werden kann, um eventuelle Mehrzuteilungen abdecken zu können. Das Emissionsvolumen kann somit bis zu

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180 Mio. Euro betragen, welches auf Basis des gestrigen Schlusskurses und der Spanne der Wandlungsprämie einer anfänglichen Anzahl von bis zu ca. 3,7 Mio. der Anleihe zugrundeliegenden MTU-Aktien entspricht. Settlement ist voraussichtlich am 1. Februar 2007.

Die MTU wird die Zulassung der Anleihe zum Handel am Euro MTF Markt der Börse Luxemburg beantragen. Die Zulassung soll bis zum 30. April 2007 erfolgen.

In Verbindung mit dem Angebot kann die Deutsche Bank („Stabilisierungsmanager") oder eine andere im Auftrag des Stabilisierungsmanagers handelnde Person Mehrzuteilungen und Transaktionen vornehmen, um den Marktpreis der Anleihe auf einem höheren Niveau als dem sich sonst am Markt ergebenden Preis zu stabilisieren. Es gibt jedoch keine Gewähr dafür, dass der Stabilisierungsmanager (oder eine andere in seinem Auftrag handelnde Person) Stabilisierungsmaßnahmen durchführt. Stabilisierungsmaßnahmen können ab dem Tag der Veröffentlichung der endgültigen Konditionen der Anleihe durchgeführt und jederzeit, jedoch bis spätestens 30 Tage nach dem Ausgabetag oder 60 Tage nach Zuteilung der Anleihe, beendet werden, je nach dem welcher dieser Zeitpunkte zuerst eintritt.
FSA / Stabilisation

Die MTU Aero Engines mit Sitz in München ist Deutschlands führender Triebwerkshersteller. Mit ihren Tochterunternehmen ist sie in allen wichtigen Märkten und Regionen vertreten. Die MTU arbeitet eng mit den größten Triebwerksherstellern der Welt - General Electric, Pratt & Whitney und Rolls-Royce - zusammen. Im militärischen Bereich ist das Unternehmen der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr und wichtiger Partner bedeutender militärischer Triebwerksprogramme in Europa. Gemessen am Umsatz ist das Unternehmen weltweit der größte unabhängige Dienstleister für die Instandhaltung ziviler Luftfahrtantriebe.

München, den 23. Januar 2007

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Diese Pressemitteilung dient ausschließlich Informationszwecken und stellt weder ein Angebot noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren dar. Im Zusammenhang mit dieser Transaktion gab es weder ein öffentliches Angebot, noch wird es ein öffentliches Angebot der Anleihe geben. Im Zusammenhang mit dem Angebot der Anleihe wird kein Prospekt erstellt. Die Anleihe darf in keiner Jurisdiktion öffentlich angeboten werden, wenn die Emittentin der Anleihe in einer solchen Jurisdiktion dazu verpflichtet wäre, einen Prospekt oder ein anderes Angebotsdokument im Bezug auf die Anleihe zu erstellen oder zu registrieren. Die Verteilung dieser Pressemitteilung und das Angebot und der Verkauf der Anleihe können in bestimmten Jurisdiktionen gesetzlichen Beschränkungen unterliegen. Italien hat die Prospektrichtlinie nur teilweise umgesetzt; dementsprechend finden die Vorschriften der Prospektrichtlinie in Bezug auf Italien nur insoweit Anwendung, wie sie bereits in Italien umgesetzt wurden. Die Anleihe darf weder im Primär- noch im Sekundärmarkt an in Italien ansässige natürliche Personen platziert, verkauft oder angeboten werden,. Personen, die diese Pressemitteilung lesen, sollten sich über diese Beschränkungen informieren und diese Beschränkungen einhalten.

Diese Pressemitteilung stellt weder ein Angebot noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren in den Vereinigten Staaten von Amerika dar. Die in dieser Mitteilung erwähnten Wertpapiere (einschließlich der Anleihe und den Aktien der MTU) sind und werden nicht gemäß dem United States Securities Act von 1933 in zuletzt geänderter Fassung (der „Securities Act") in den Vereinigten Staaten registriert und dürfen nicht in den Vereinigten Staaten oder an bzw. für Rechnung von U.S.-amerikanischen Personen verkauft oder zum Verkauf angeboten werden, außer gemäß einer einschlägigen Ausnahme von den Registrierungserfordernissen nach dem Securities Act oder den jeweiligen bundesstaatlichen Wertpapiergesetzen. Diese Pressemitteilung sowie die darin enthaltenen Informationen dürfen weder in den Vereinigten Staaten von Amerika, Kanada, Australien und Japan oder irgendeiner anderen Jurisdiktion, wo das Angebot oder der Verkauf nach den dort anwendbaren Gesetzen verboten wäre, noch an U.S.-amerikanische Personen oder an Publikationen mit einer allgemeinen Verbreitung in den USA verteilt oder versendet werden. Es wird kein Angebot der Anleihe in den Vereinigten Staaten gemacht.

Diese Pressemitteilung richtet sich nur an (i) professionelle Anleger, die unter Artikel 19(1) des Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (nachfolgend als "Order" bezeichnet) fallen, und (ii) Personen mit hohem Eigenkapital, die unter Artikel 49(2) der Order fallen, und (iii) alle sonstigen Personen, an die sie rechtmäßig verteilt werden darf (zusammen werden diese Personen als „qualifizierte Personen" bezeichnet). Die Anleihe steht nur qualifizierten Personen zur Verfügung gestellt werden, und jede Aufforderung, jedes Angebot oder jede Vereinbarung, solche Wertpapiere zu beziehen, kaufen oder anderweitig zu erwerben, wird nur gegenüber qualifizierten Personen abgegeben. Personen, die keine qualifizierten Personen sind, sollten in keinem Fall im Hinblick oder Vertrauen auf diese Pressemitteilung oder ihren Inhalt handeln.

MTU Aero Engines

Udo Stark will not extend his contract as CEO of MTU Aero Engines

Munich - Udo Stark, CEO of MTU Aero Engines Holding AG, will not extend his contract beyond the planned expiry date of the end of 2007, for personal reasons. Stark has declared his intention to the head of the company's Supervisory Board, Johannes P. Huth.

Huth said: „Udo Stark has shaped MTU in a decisive phase and has led the company to an independent publicly listed company. He has prepared MTU for he challenges of global competition and fully completed his tasks. I respect his decision. The Supervisory Board will decide upon a successor in the months to come." Stark (age 59), who has been CEO of MTU since 2005, said: „On the occasion of my 60th birthday later this year, I believe it is the right moment to finish my appointment as CEO and to initiate a change in generation at MTU. With reduced time, I will take on other mandates in the year 2008."

Munich, March 14, 2007

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MTU Aero Engines

Udo Stark wird Vertrag als Vorstandsvorsitzender der MTU nicht verlängern

München - Der Vorstandsvorsitzende der MTU Aero Engines, Udo Stark, wird seinen zum Ende des Jahres 2007 auslaufenden Vertrag aus persönlichen Gründen nicht verlängern. Dies teilte Stark dem Vorsitzenden des Aufsichtsrats, Johannes P. Huth, mit.

Huth erklärte: „Udo Stark hat die MTU in einer entscheidenden Phase geprägt und in die Selbständigkeit als börsennotiertes Unternehmen geführt. Er hat die MTU auf die Herausforderungen des weltweiten Wettbewerbs vorbereitet und seine Aufgabe damit in vollem Umfang erfüllt. Ich respektiere seine Entscheidung. Der Aufsichtsrat wird in den nächsten Monaten einen Nachfolger bestimmen." Stark (59), seit Januar 2005 Vorstandsvorsitzender der MTU, sagte: „Zu meinem in diesem Jahr anstehenden 60. Geburtstag sehe ich den richtigen Zeitpunkt gekommen, um meine Vorstandstätigkeit zu beenden und bei der MTU einen Generationswechsel einzuleiten. In zeitlich reduziertem Umfang werde ich 2008 anderweitige Mandate übernehmen."

München, 14. März 2007

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END